TCW Funds

865 South Figueroa Street

Los Angeles, California 90017

November 21, 2014

VIA EDGAR

Asen Parachkevov

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCW Funds, Inc. (the “Registrant”)

(File Nos. 33-52272 and 811-07170)

Dear Asen:

Thank you for the recent telephonic comments of the staff of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) regarding Post-Effective Amendment No. 86 to the registration statement (the “Registration Statement”) filed on behalf of the Registrant, on September 10, 2014, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”) in order to register common shares of the TCW High Dividend Equities Fund and the TCW Global Real Estate Fund (each a “Fund” and collectively, the “Funds”). Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. We have summarized the comments below, followed by the Registrant’s responses.

Prospectus

1.	Comment: Please provide fee tables in your response letter prior to the date upon which the registration statement will become effective.

Response: The Registrant includes a competed fee table for each Fund here:

TCW Global Real Estate Fund

	Share Classes
	I	N
Management fees	0.80%	0.80%
Distribution and/or service (12b-1) fees	None	0.25%
Other expenses[1]	10.54%	10.54%
Total annual fund operating expenses	11.34%	11.59%
Fee Waiver and/or Expense Reimbursement[2]	9.88%	10.13%
Net Expenses[2]	1.46%	1.46%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year and calculated as a percentage of the Fund’s assets.

[2]	The Fund’s investment advisor has agreed to waive fees and/or reimburse expenses to limit the Fund’s total annual operating expenses (excluding interest and acquired fund fees and expenses, if any) to 1.46% of average daily net assets. This contractual fee waiver/expense reimbursement is for the period November 24, 2014 through December 1, 2015. At the conclusion of this period, the Fund’s investment advisor, in its sole discretion, may extend, terminate or otherwise modify the contractual fee waiver/expense reimbursement.

TCW High Dividend Equities Fund

	Share Classes
	I	N
Management fees	0.65%	0.65%
Distribution and/or service (12b-1) fees	None	0.25%
Other expenses[1]	10.54%	10.54%
Total annual fund operating expenses	11.19%	11.44%
Fee Waiver and/or Expense Reimbursement[2]	10.01%	10.26%
Net Expenses[2]	1.18%	1.18%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year and calculated as a percentage of the Fund’s assets.

[2]	The Fund’s investment advisor has agreed to waive fees and/or reimburse expenses to limit the Fund’s total annual operating expenses (excluding interest and acquired fund fees and expenses, if any) to 1.18% of average daily net assets. This contractual fee waiver/expense reimbursement is for the period November 24, 2014 through December 1, 2015. At the conclusion of this period, the Fund’s investment advisor, in its sole discretion, may extend, terminate or otherwise modify the contractual fee waiver/expense reimbursement.

2.	Comment: Please review each Fund’s principal risk disclosure relating to derivatives instruments in accordance with the July 30, 2010 letter from Barry D. Miller to Karrie McMillan to ensure that each Fund’s principal risk disclosure is appropriately tailored for each Fund.

Response: The Registrant has reviewed the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) and confirms that, in the Registrant’s opinion, each Fund’s derivatives disclosure is consistent with the observations made in the Letter.

3.	Comment: Please confirm that discussions regarding leverage are consistent with Section 18 of the Investment Company Act of 1940, as amended (“1940 Act”). Specifically, how will options be covered?

Response: The Registrant confirms both that its disclosure concerning its use of leverage is, and its use of leverage will be, consistent with Section 18 of the1940 Act. The Registrant notes that options will be covered in compliance with Section 18 of the 1940 Act, as discussed in the “Strategies and Investments Available to all Funds—Options” section of the Statement of Additional Information.

4.	Comment: Please consider including a statement that tax deferred accounts may be subject to tax upon withdrawal.

Response: The Registrant has incorporated the comment and revised the disclosure in “Tax Information” section of each Fund’s prospectus to read as follows:

Dividends and capital gains distributions you receive from the Fund are subject to federal income taxes and may also be subject to state and local taxes, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account. Such tax-deferred arrangements may be taxed later upon withdrawal from those arrangements.

5.	Comment: Please confirm that use of business development companies will be in compliance with Section 12 of the 1940 Act and the illiquid holdings requirements.

Response: The Registrant confirms that the use of business development companies will satisfy Section 12 of the 1940 Act and the illiquid holdings requirements.

6.	Comment: Please confirm whether inclusion of debt securities in the principal risk section is appropriate.

Response: The Registrant confirms that inclusion of debt securities in the principal risk section is appropriate.

7.	Comment: Please confirm whether the Funds intend to invest in private funds. If so, please provide additional disclosure.

Response: The Registrant confirms that neither Fund intends to invest in private funds as part of their respective principle investment strategies.

8.	Comment: Please confirm whether TCW Investment Management Company (the “Advisor”) has the ability to recoup waived fees under the expense limitation agreement and, if so, for how long. Please confirm that only the Fund’s Board can terminate the expense limitation agreement.

Response: The Registrant confirms that the contractual expense limitation agreement (the “Expense Cap”) does not provide the Advisor with the ability to recoup waived fees. The Registrant confirms that only the Fund’s Board has the ability to terminate the Expense Cap during the contractual period. In addition to the Expense Cap, the Registrant notes that the Advisor has voluntarily agreed to reduce its investment management fee or to pay the operating expenses of each Fund to limit each Fund’s operating expenses to an amount not to exceed the previous month’s expense ratio average for comparable funds as calculated by Lipper Inc (the “Lipper Cap”). The Lipper Cap does not provide for the Advisor to be able to recoup waived fees and is terminable by the Advisor upon six months’ notice.

9.	Comment: Please include a statement that the Fund may use the net asset values calculated by other investment companies, and that those investment companies have their own investment procedures.

Response: The Registrant has included the requested disclosure.

10.	Comment: Please confirm that Form N-18F1 has been filed.

Response: The Registrant believes that it filed Form N-18F-1 subsequent to its formation in 1992, and the Registrant operates in accordance with its election pursuant to Rule 18f-1 under the 1940 Act. The Registrant notes that its Form N-18F-1 filing is not available in EDGAR, as the Registrant’s paper filing would pre-date the EDGAR database. The Registrant has submitted a request for a copy of it Form N-18F-1 filing to the SEC’s Office of FOIA Services1 to attempt to confirm the SEC’s record of the Registrant’s Form N-18F-1 filing.

[1]	In addition to administering requests pursuant to the Freedom of Information Act (FOIA), the SEC’s Office of FOIA Services also administers requests for copies of historic SEC filings made prior to 1996, which are not available on EDGAR.

11.	Comment: Please confirm that the Registrant’s response to Item 9 conforms to the summary of strategy and risk provided for in Item 4.

Response: The Registrant confirms that the response to Item 9 conforms to the summary of strategy and risk provided for in Item 4.

Statement of Additional Information

12.	Comment: Please confirm that brokerage practices are consistent with the safe harbor provision under Section 28(e).

Response: The Registrant confirms that brokerage practices are consistent with the safe harbor provision under Section 28(e).

13.	Comment: Please confirm that the other directorships table covers the past five years.

Response: The Registrant confirms that the other directorships table covers the past five years.

14.	Comment: Please review the Form requirements regarding portfolio manager compensation and confirm whether the disclosure, particularly with respect to benchmarks, is appropriately detailed.

Response: The Registrant has reviewed and confirms that the disclosure regarding portfolio manager compensation, particularly with respect to benchmarks, is appropriately detailed.

Other

15.	Comment: Please ensure that there are class identifiers before the Registration statement becoming effective.

Response: The Registrant confirms that class identifiers will be included prior to the Registration statement going effective.

16.	Comment: Please provide Tandy reps.

Response: The Registrant provides the requested representations below.

*    *    *

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•	comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•	if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We believe that the foregoing has been responsive to the SEC staff’s comments. Please call the undersigned at (213) 244-0646 if you wish to discuss this correspondence further.

Sincerely,

/s/ Patrick W. Dennis

Patrick W. Dennis

Assistant Secretary